Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLDMINING ANNOUNCES VOTING RESULTS AND WELCOMES ANNA TUDELA TO THE BOARD OF DIRECTORS

Vancouver, British Columbia – May 24, 2023 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; NYSE: GLDG) is pleased to announce the voting results from the Company’s annual general and special meeting held on May 24, 2023 (the "Meeting") and is delighted to welcome Anna Tudela to the Company’s board of directors (the “Board”).

A total of 38,060,586 common shares of the Company were present in person or by proxy at the Meeting, representing a quorum of 22.62% of the Company’s outstanding common shares as at the record date of March 30, 2023. Shareholders voted in favour of all matters brought before them at the Meeting, which matters are discussed in detail in the Company’s management information circular dated March 31, 2023 that is available on SEDAR at www.sedar.com.

Each of the following eight nominees proposed by management was elected as a director. The results of such vote were as follows:

Director	Total Votes For	Total Votes	% of Votes For

Amir Adnani	22,970,344	25,111,154	91.47%
David Garofalo	23,049,769	25,111,154	91.79%
Garnet Dawson	24,635,536	25,111,154	98.11%
David Kong	24,543,462	25,111,154	97.74%
Gloria Ballesta	24,080,848	25,111,154	95.90%
Hon. Herb Dhaliwal	24,376,853	25,111,154	97.08%
Mario Bernardo Garnero	24,559,059	25,111,154	97.80%
Anna Tudela	24,447,891	25,111,154	97.36%

In addition, at the Meeting, shareholders: (i) approved the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants, as the Company’s auditor for the ensuing year and the authorization of the Board to fix the auditor’s remuneration; and (ii) ratified the previous grant of options issuable under the Stock Option Plan. Detailed voting results for the Meeting are available on SEDAR at www.sedar.com.

New Director Appointment

The Company is pleased to announce the election of Anna Tudela as new member of the Board.

Ms. Tudela has over 35 years of experience working in securities, corporate finance and corporate governance with public companies in Canada, the United States and South America. Ms. Tudela served as Vice President of Diversity, Regulatory Affairs and Corporate Secretary of Goldcorp Inc., a gold mining company from 2005 to 2019. Here, she founded Creating Choices, a training, development and mentoring program for women in the mining industry to promote diversity, equity and inclusion. Ms. Tudela has served as a director of Sabina Gold & Silver Corp., an emerging gold mining company listed on the TSX, since January 2021 until its acquisition by B2Gold Corp. in April 2023, as a director of Regulus Resources Inc., a mineral exploration company listed on the TSX Venture Exchange, since October 2020 and as a director of Gunpoint Exploration Ltd., a mineral exploration company listed on the TSX Venture Exchange, since October 2021. Ms. Tudela is a director of the Canadian Center for Diversity and Inclusion and is an Accredited Director with the Chartered Governance Institute of Canada.

About GoldMining Inc.

The Company is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas. Through its disciplined acquisition strategy, the Company now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru. GoldMining also owns more than 21 million shares of Gold Royalty Corp. (NYSE American: GROY) and approximately 9.8 million shares of U.S. GoldMining Inc. (NASDAQ: USGO).

For additional information, please contact:

GoldMining Inc.

Amir Adnani, Co-Chairman

Alastair Still, CEO

Telephone: (855) 630-1001

Email: info@goldmining.com